UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Information Contained in this Report on Form 6-K

On June 19, 2026, Birkenstock Group B.V. & Co. KG (the “Issuer”), an indirect wholly-owned subsidiary of Birkenstock Holding plc (NYSE: BIRK) (the “Company” and, together with its subsidiaries, the “Group”), closed the previously announced offering (the “Offering”) of €900,000,000 in aggregate principal amount of 4.500% Senior Notes due 2033 (the “Notes”).

The Notes and the related guarantees were offered in the United States only to persons reasonably believed to be “qualified institutional buyers” in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in offshore transactions to persons other than “U.S. persons” in compliance with Regulation S under the Securities Act. The Notes and the related guarantees have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States except pursuant to exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Notes were issued under an indenture (the “Indenture”) dated as of June 19, 2026, among the Issuer, the guarantors and GLAS Trust Company LLC as trustee, registrar, paying agent and transfer agent. Application will be made for the Notes to be admitted to the Official List of The International Stock Exchange.

The gross proceeds from the Offering will be used, directly or indirectly, (i) to redeem the €428.5 million of outstanding 5.25% Senior Notes due 2029 issued by Birkenstock Financing S.à r.l. (the “Existing Notes”) in full at par, including any accrued and unpaid interest thereon, on June 26, 2026, (ii) for (a) financing any repurchases that the Company may, at its discretion, undertake of its ordinary shares as announced on June 15, 2026 or (b) to the extent such share repurchases are commercially unreasonable or otherwise not feasible or preferable, refinancing other existing indebtedness of the Company and its subsidiaries and general corporate purposes and (iii) to pay fees and expenses associated with the foregoing transactions and certain amendments to the Group’s term and revolving facilities agreement.

Interest and Maturity. The Notes bear interest at a rate of 4.500% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, commencing on December 15, 2026. The Notes will mature on June 15, 2033.

Ranking. The Notes are senior unsecured obligations of the Issuer and (i) rank pari passu in right of payment with all of the Issuer’s existing and future senior indebtedness, including the Existing Facilities (as defined in the Indenture); (ii) rank senior in right of payment to all of the Issuer’s existing and future indebtedness that is expressly subordinated in right of payment to the Notes; (iii) are effectively subordinated to all of the Issuer’s existing and future indebtedness that is secured by liens, to the extent of the value of the assets securing such indebtedness; and (iv) are structurally subordinated to all existing and future indebtedness and other liabilities of the Issuer’s subsidiaries that do not guarantee the Notes.

Security. The Notes and the related guarantees are unsecured.

Guarantors. The Notes were guaranteed on a senior unsecured basis by the following entities: Birkenstock Limited Partner S.à r.l., Birkenstock US BidCo, Inc., Birkenstock Components GmbH, Birkenstock digital GmbH, Birkenstock Europe GmbH, Birkenstock Global Sales GmbH, Birkenstock IP GmbH, Birkenstock Productions Hessen GmbH, Birkenstock Productions Rheinland-Pfalz GmbH, Birkenstock Productions Sachsen GmbH, Birkenstock USA GP, LLC, Birkenstock USA, LP and Birkenstock USA Digital LLC.

Covenants. The terms of the Indenture, among other things, limit, subject to a number of important exceptions and qualifications, the ability of the Issuer and the Guarantors to create or incur certain liens and to consolidate or merge with other entities.

Optional Redemption. At any time prior to June 15, 2029, the Issuer may redeem all or a portion of the Notes at a redemption price equal to 100% of the principal amount redeemed, plus accrued and unpaid interest and additional amounts, if any, plus a “make-whole” premium. At any time prior to June 15, 2029, the Issuer may also redeem up to 40% of the aggregate principal amount of the Notes with the net proceeds of certain equity offerings at a redemption price equal to 104.500% of the principal amount redeemed, plus accrued and unpaid interest and additional amounts, if any. In addition, at any time prior to June 15, 2029, the Issuer may redeem up to 10% of the original aggregate principal amount of the Notes during each calendar year at a redemption price equal to 103% of the principal amount redeemed, plus accrued and unpaid interest, if any, subject to a carry-forward and/or carry-back of the relevant amounts. At any time on or after June 15, 2029, the Issuer may redeem all or a portion of the Notes at a redemption price equal to: (i) 102.250%, if redeemed during the twelve-month period beginning on June 15, 2029; (ii) 101.125%, if redeemed during the twelve-month period beginning on June 15, 2030; and (iii) 100.000%, if redeemed on June 15, 2031 or thereafter, in each case plus accrued and unpaid interest, if any, up to, but excluding the redemption date. The Issuer may also redeem all, but not less than all, of the Notes at 100% of their principal amount, plus accrued and unpaid interest and additional amounts, if any, upon the occurrence of certain changes in applicable tax law. Upon the occurrence of a Change of Control Trigger Event (as defined in the Indenture), each holder of Notes may require the Issuer to repurchase all or a portion of the Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

Events of Default. The Indenture also provides for customary events of default.

The foregoing description of the Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture, a copy of which is filed herewith as Exhibit 4.1 and is incorporated herein by reference.

Incorporation by Reference

The information in this Report on Form 6-K (including Exhibit 4.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

The information in Exhibit 4.1 hereto is also incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-284905), filed with the U.S. Securities and Exchange Commission (the "SEC") on February 13, 2025, and Form S-8 (File No. 333-274968), filed with the SEC on October 13, 2023, in each case to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit Number	Description
4.1	Indenture dated as of June 19, 2026, among the Issuer, the guarantors and GLAS Trust Company LLC as trustee, registrar, paying agent and transfer agent.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: June 22, 2026	By:_/s/ Ruth Kennedy____________
Name: Ruth Kennedy
Title: Director